ALLIANCEBERNSTEIN HIGH INCOME FUND, INC. (the ?Fund?)
811-08188


Item 77D Policies with Respect to Security Investment


Former  Non-Fundamental Investment
Policies

Revision to Investment Policy During the Reporting
Period


The Fund invests, under normal circumstances, at least 80% of its net assets in emerging market debt securities.
The Fund was renamed AllianceBernstein High Income Fund,
Inc. and eliminated its 80% policy to invest in emerging market debt securities.


The Fund may invest up to 35% of its net assets in corporate debt securities.
The Fund is no longer subject to the 35% limitation on investments in corporate debt securities.


The Fund invests at least 65% of its total assets in sovereign debt obligations.

The Fund generally invests in U.S. Dollar-denominated sovereign debt obligations and corporate fixed-income securities. The Fund may also invest in non-U.S. Dollar denominated fixed-income securities but will invest no more than 5% of its assets in securities denominated in any one currency other than the U.S. Dollar.

As an operating policy, the Fund will limit its investments in non-U.S. Dollar-denominated securities to no more than 25% of its assets.
The Fund is no longer subject to the requirement to invest at least 65% of its net assets in sovereign debt obligations.

The Fund is no longer subject to the 5% limitation with respect to its investments in securities denominated in any one currency other than the U.S. Dollar.





The Fund is no longer subject to the 25% limitation with respect to its investments in non-U.S. Dollar-denominated securities.